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                                                               EXHIBIT (a)(1)(I)

SUBSIDIARY OF SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY PURCHASES SHARES IN TENDER OFFER FOR ALL OUTSTANDING SHARES OF SOUTHWESTERN LIFE HOLDINGS, INC.

STAMFORD, CT & DALLAS, TX, JUNE 18, 2001 - SW Holdings Inc., a wholly owned subsidiary of Swiss Re Life & Health America Holding Company, today announced that it has accepted for payment, and paid for, 9,017,944 shares of the issued and outstanding common stock, par value $0.01 per share (the "Shares"), of Southwestern Life Holdings, Inc. (NASDAQ: SWLH), a Delaware corporation. The Shares were tendered in an offer commenced by SW Holdings on May 11, 2001, for all of the issued and outstanding Shares. The purchased Shares represent approximately 99.5 percent of the issued and outstanding stock of Southwestern.

SW Holdings expects that a merger of SW Holdings into Southwestern will be completed during the second quarter. Following the merger, Southwestern will survive the merger as a wholly owned subsidiary of Swiss Re. As a result of these transactions, SW Holdings expects Southwestern to be de-listed for trading on the Nasdaq Stock Market and terminate its obligation to file reports with the Securities and Exchange Commission.

Swiss Re Life & Health America Inc., with its affiliates, is the largest life and health reinsurer in North America. It provides traditional life reinsurance and Administration Reinsurance to its clients. As of December 31, 2000, the combined companies had approximately USD 800 billion of life insurance in force.

For further information, please contact:

Media          Stephen Dishart               212-317-5640
               Michael McNamara              212-317-5663